UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

November 21, 2006

THE SAVANNAH BANCORP, INC.
(Exact name of registrant as specified in its charter)

Georgia	**0-18560**	**58-1861820**
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 - Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers: Compensatory Arrangements of Certain Officers

(b) On November 21, 2006, The Savannah Bancorp, Inc. (the "Company") announced that G. Mike Odom, Jr. resigned as Chief Executive Officer and as a director of the Company, effective November 30, 2006.

(c) Also on November 21, 2006, the Company announced that John C. Helmken II, the current President, will become President & CEO effective December 1, 2006.

Mr. Helmken, age 43, has served as President and a director of the Company, President & CEO and a director of The Savannah Bank, N.A. (the "Bank") since January 2003. Mr. Helmken served as President of the Bank in 2002, Executive Vice President in 2001 and Senior Vice President in the commercial lending area from 1997 through 2000. He is also a director of Bryan Bank & Trust and Harbourside Community Bank.

CONTACT: The Savannah Bancorp, Inc.
John Helmken, President   (912) 629-6505
Robert B. Briscoe, CFO (912) 629-6525

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Robert B. Briscoe   Date: November 21, 2006
Robert B. Briscoe
Chief Financial Officer

The Savannah Bancorp Announces CEO Change

Tuesday November 21, 4:10 pm ET

SAVANNAH, Ga., Nov. 21, 2006 (PRIMEZONE) -- The Savannah Bancorp, Inc. (NASDAQ:SAVB - News) announced today that G. Mike Odom, Jr. will resign as Chief Executive Officer and as a Director effective November 30, 2006. At the same time the Company announced that John C. Helmken II, the current President, will become President and CEO, effective December 1, 2006.

Odom will continue to serve as a director of the company's Bryan Bank & Trust subsidiary and will assist the company in a transitional capacity through February, 2007.

In announcing his decision, Odom informed the Board of Directors that he has had a strong desire to develop other business interests for several months. He plans to expand his existing real estate investment activities and to develop a bank management advisory practice focused on community banks.

``It has been a privilege to partner with Mike to lead The Savannah Bancorp over the past 2 1/2 years. With guidance from our board and the assistance of our leadership team, we have made strategic and tactical decisions from which SAVB has enjoyed, and will continue to enjoy, many successes. I know that Mike will be equally successful in his personal pursuits. I look forward to his continued support of our Company as a director of our Bryan Bank subsidiary," said John Helmken II, President of The Savannah Bancorp.

Wiley Ellis, Chairman of the SAVB board of directors added, ``Mike Odom deserves tremendous credit for the Company's outstanding success during his service as our CEO. We are delighted that John Helmken has accepted the additional responsibilities of CEO. We have complete confidence in John and his ability to lead our Company to even greater success."

Mr. Helmken, age 43, has served as President and director of SAVB, President and CEO and a director of The Savannah Bank, N.A. (the ``Bank") since January 2003. Mr. Helmken served as President of the Bank in 2002, Executive Vice President in 2001 and Senior Vice President in the commercial lending area from 1997 through 2000. He is also a director of Bryan Bank & Trust and Harbourside Community Bank.

Helmken has served the community through his involvement on numerous boards including Hospice Savannah (President), The Rotary Club of Savannah (President), Hospice Savannah Foundation (Chair), Savannah Community Foundation, Telfair Museum of Art, Georgia Historical Society Endowment, Community Housing Services Agency, Bethesda Home for Boys, Savannah Area Chamber of Commerce as well as many others throughout his career.

He is a member of the Vestry of St. John's Episcopal Church in Savannah and a graduate of the University of Georgia, Leadership Savannah and Leadership Georgia.

The Savannah Bancorp, Inc. (SAVB), a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, Georgia) and Harbourside Community Bank, FSB (Hilton Head Island, SC), is headquartered in Savannah, Georgia. SAVB began operations in 1990. Its primary businesses include deposit, credit, trust and mortgage origination services provided to local customers.

This press release may contain forward-looking statements as defined by federal securities law which involve significant risks and uncertainties. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario: significant changes in regulatory requirements; and significant changes in securities markets. The Savannah Bancorp, Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. Any such statements are made in reliance on the safe harbor protections provided under the Private Securities Act of 1995.

Contact:
The Savannah Bancorp, Inc.
John Helmken, President
(912) 629-6505
Robbie Briscoe, CFO
(912) 629-6525

Source: The Savannah Bancorp, Inc.